FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 2 DATED AUGUST 5, 2011

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011 and Supplement No. 1 dated July 15, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	our foreclosure on a promissory note secured by a mortgage on a multifamily property in Philadelphia, Pennsylvania;

•	information regarding stock distributions recently declared; and

•	an amendment to our share redemption program.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of August 4, 2011, we had accepted aggregate gross offering proceeds of $42.3 million related to the sale of 4.4 million shares of stock, all of which were sold in the primary offering. As of August 4, 2011, approximately 69.4 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 shares of our common stock remain available for issuance under our distribution reinvestment plan.

Iroquois Foreclosure

On June 17, 2011, RRE Iroquois Holdings, LLC, our indirectly wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”) secured by a first priority mortgage on a multifamily community known as the Iroquois Apartments (“Iroquois”). The contract purchase price for the Note was $12.0 million, excluding closing costs, and was funded from $10.65 million of proceeds from this offering and from the proceeds of a $1.35 million loan from a related-party.

At the time of our acquisition of the Note, the borrower was in default. Upon acquisition of the Note, we contacted the borrower but were unsuccessful in any attempt to restructure the loan or negotiate a discounted payoff of the Note and therefore, we scheduled a sheriff’s sale of the collateral, a 133-unit apartment community located in Philadelphia, Pennsylvania. On August 2, 2011, we were the successful bidder at the sheriff’s sale of the property. Title to Iroquois will be transferred to us at a future date.

Iroquois was completed in 1961 and contains, in addition to its apartment units, five commercial spaces, two of which are occupied, and a number of antennae on the roof that generate additional income. Iroquois offers tenants amenities including a parking garage, washer/dryer hookups and city views.

Stock Distributions Declared

On July 21, 2011, our board of directors declared a stock distribution of 0.015 shares of our common stock, $0.01 par value per share, or 1.5% of each outstanding share of common stock to the stockholders of record at the close of business on August 31, 2011. Such stock distributions are to be paid on September 15, 2011.

We believe that the stock distribution should be a tax-free transaction for U.S. federal income tax purposes under Section 305(a) of the Internal Revenue Code of 1986, as amended, and the adjusted tax basis of each share of “old” and “new”

Common Stock should be computed by dividing the adjusted tax basis of the old Common Stock by the total number of shares, old and new. The holding period of the Common Stock received in such a non-taxable distribution is expected to begin on the date the taxpayer acquired the Common Stock which is the date that the distribution was made. Stockholders should consult their own tax advisors regarding the tax consequences of this stock distribution.

Share Redemption Program Amendment

On July 21, 2011, our board of directors adopted an amendment to our share redemption program. The amendment provides that any stock distributions we have issued, and may issue in the future, will be included in the “issue price” adjustment as it pertains to the determination of the purchase price per share for shares redeemed. The amendment also provides that purchase price per share for shares redeemed after we establish an estimated value per share will equal the greater of (i) 90% of the average issue price per share for all of an investor’s shares (as adjusted for any stock distributions, stock combinations, splits, recapitalizations and the like with respect to our common stock) or (ii) 100% of the estimated value per share, as determined by our advisor or another firm chosen for that purpose.

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